EXHIBIT 99.3

                     [LETTERHEAD OF COMMUNITY BANCORP.]


June 28, 2000

Dear Shareholder:

I'm pleased to enclose a new Prospectus for our Dividend Reinvestment Plan for your information.

A new Prospectus was required because we have revised the Plan and have committed an additional 250,000 shares to the Plan. The Plan, as revised, no longer provides a 10% discount on the purchase price of shares, and the purchase price formula now includes daily high and low daily trading price information for all trades occurring in the over-the-counter market during a calendar quarter, rather than merely the trades reported to us from a single brokerage firm. As before, participants do not pay any brokerage commissions on shares purchased under the Plan.

Because of the changes to the purchase price formula, shareholders already enrolled in the Plan will not continue in the Plan automatically, and must therefore sign and return the enclosed authorization card to re-enroll should they desire to continue in the Plan as revised. You may also terminate your participation in the plan immediately by completing and returning the enclosed termination of participation card.

Shareholders who are not currently enrolled in the Plan but wish to join may do so by signing and returning the enclosed authorization card. The record date for our August dividend is July 15, so please return your card promptly if you wish to have your August dividend reinvested under the Plan.

If you have any questions concerning our Dividend Reinvestment Plan, feel free to call me, Steve Marsh or Chris Bumps in our shareholder services department.

Sincerely,


Richard C. White
President